Exhibit 99.8

PRESS RELEASE

TotalEnergies, Aramco and SABIC complete MENA region’s
first processing of oil from plastic waste at scale to make
certified circular polymers

Dhahran, Saudi Arabia, July 17th, 2023 – TotalEnergies, Aramco and SABIC have for the first time in the Middle East and North Africa successfully converted oil derived from plastic waste into ISCC+ certified circular polymers. The plastic pyrolysis oil, also called plastic waste derived oil (PDO), was processed at the SATORP refinery jointly owned by Aramco and TotalEnergies, in Jubail, Saudi Arabia. It was then used as a feedstock by Petrokemya, a SABIC affiliate, to produce certified circular polymers.

The project aims to pave the way for the creation of a domestic value chain for the advanced recycling of plastics to circular polymers in the Kingdom of Saudi Arabia. The process allows the use of non-sorted plastics, which can be difficult to recycle mechanically, and consequently contributes to solving the challenge of end-of-life plastics.

A first milestone for the project was obtaining ISCC+ certification to assure transparency and traceability of the recycled origin of feedstock and products. Three industrial plants were involved in the process: SATORP refinery, Aramco’s Ju'aymah NGL Fractionation Plant and Petrokemya. All successfully obtained the ISCC+ certification, enabling the production of circular materials.

Mohammed Y. Al Qahtani, Aramco’s President of Downstream, said: “This achievement illustrates the importance of the petrochemical sector in creating more sustainable products and solutions. Our aim is to create circular solutions for plastic waste, while also making progress on our ambition to achieve net-zero Scope 1 and Scope 2 greenhouse gas emissions across our wholly-owned operated assets by 2050. By leveraging spare capacity of existing infrastructure, we aim to produce circular products that could be scaled up at low cost. Aramco is considering multiple ways of tapping into new technologies and leveraging existing assets to support the deployment of circular, more sustainable and lower-carbon products.”

Bernard Pinatel, President, Refining & Chemicals, TotalEnergies, said: “This advanced plastic recycling initiative reflects TotalEnergies’ ambition to concretely contribute to addressing the challenge of end-of-life of plastics. Several other circular economy projects are being studied, leveraging the partners’ technical expertise and experience to further contribute to plastics recycling. It is a major pathway towards TotalEnergies’ target to produce 30% of recycled plastics by 2030, and its strategy to build a multi-energy company with the ambition to get to net zero by 2050, together with society.”

Sami Al-Osaimi, SABIC EVP Petrochemicals (A), said: “SABIC is a national champion in chemicals that supports Saudi Vision 2030, ensuring sustainable future growth by focusing on environment, energy and climate. This project is aligned with SABIC’s commitment to avoid landfill and incineration through its innovation competencies and advanced technology. This project shows collaboration across the petrochemical value chain to overcome upstream and downstream challenges in circular plastics. To this end, SABIC recently announced its target of one million metric tons of TRUCIRCLE TM solutions by 2030, which intends to help provide our customers with more sustainable solutions.”

SABIC and TotalEnergies are founding members of the non-profit organization Alliance to End Plastic Waste (AEPW), which aims to bring collective knowledge, resources and experience to address current waste management challenges.

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in close to 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

About Aramco:

Aramco is a global integrated energy and chemicals company. We are driven by the core belief that energy is opportunity. From producing approximately one in every eight barrels of the world’s oil supply to developing new energy technologies, our global team is dedicated to creating impact in all that we do. We focus on making our resources more dependable, more sustainable and more useful. This helps promote stability and long-term growth around the world. www.aramco.com

About SABIC:

SABIC is a global diversified chemicals company, headquartered in Riyadh, Saudi Arabia. It manufactures on a global scale in the Americas, Europe, Middle East and Asia Pacific, making distinctly different kinds of products: chemicals, commodity and high performance plastics, agri-nutrients and metals. SABIC supports its customers by identifying and developing opportunities in key end-use applications such as construction, medical devices, packaging, agri-nutrients, electrical and electronics, transportation and clean energy.

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TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

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Contact Aramco

International Media Relations: international.media@aramco.com @Aramco Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).